Exhibit 99.3

Hydrogenics Corporation

First Quarter 2019

Condensed Interim Consolidated Financial Statements

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

		March 31,	December 31,
	Note	2019	2018
Assets
Current assets
Cash and cash equivalents		$21,531	$7,561
Restricted cash		647	935
Trade and other receivables	5	6,420	6,728
Contract assets	6	4,657	4,534
Inventories		20,707	17,174
Prepaid expenses	7	1,982	1,960
		55,944	38,892
Non-current assets
Restricted cash		191	241
Contract assets	6	2,654	1,689
Investment in joint ventures	8	1,678	1,644
Right-of-use assets	4	3,544	–
Property, plant and equipment		2,873	2,867
Intangible assets		218	232
Goodwill		4,276	4,359
		15,434	11,032
Total assets		$71,378	$49,924
Liabilities
Current liabilities
Trade and other payables		$8,467	9,068
Contract liabilities	6	15,175	14,581
Financial liabilities	9	5,441	3,359
Provisions	10	1,764	2,041
Deferred funding	15	1,878	1,744
		32,725	30,793
Non-current liabilities
Other liabilities	12	7,998	5,711
Contract liabilities	6	959	1,420
Provisions	10	777	810
Deferred funding	15	189	229
		9,923	8,170
Total liabilities		42,648	38,963
Share capital	13	408,279	387,911
Contributed surplus		20,945	20,717
Accumulated other comprehensive loss		(2,861)	(2,681)
Deficit		(397,633)	(394,986)
Total equity		28,730	10,961
Total equity and liabilities		$71,378	$49,924

Guarantees and Contingencies (notes 11 and 21)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

		Three months ended March 31,
	Note	2019	2018

Revenues		$8,084	$8,147
Cost of sales		4,209	4,909
Gross profit		3,875	3,238

Operating expenses
Selling, general and administrative expenses		4,107	2,836
Research and product development expenses	15	1,809	2,081
		5,916	4,917

Loss from operations		(2,041)	(1,679)

Gains (losses) from joint ventures	8	5	(69)

Finance income (loss)
Interest expense, net		(284)	(381)
Foreign currency gains (losses), net(1)		(201)	219
Other finance gains (losses), net	16	(126)	256
Finance income (loss), net		(611)	94

Loss before income taxes		(2,647)	(1,654)
Income tax expense	17	–	300
Net loss for the period		(2,647)	(1,954)

Items that may be reclassified subsequently to net loss:
Exchange differences on translating foreign operations		(180)	329
Comprehensive loss for the period		$(2,827)	$(1,625)

Net loss per share - basic and diluted	18	$(0.15)	$(0.13)

Weighted average number of common shares outstanding, basic and diluted	18	18,081,498	15,436,879

(1)	For the three months ended March 31, 2019, a loss of $42 (2018 – a gain of $81) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

						Accumulated
						other
		Common shares		Contributed		comprehensive	Total
	Note	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2018		15,447,483	$387,911	$20,717	$(394,986)	$(2,681)	$10,961
Net loss		–	–	–	(2,647)	–	(2,647)
Other comprehensive loss		–	–	–	–	(180)	(180)
Total comprehensive loss		–	–	–	(2,647)	(180)	(2,827)
Issuance of common shares	13	3,537,931	20,348	–	–	–	20,348
Issuance of common shares on exercise of stock options	13	2,000	20	(8)	–	–	12
Stock-based compensation expense	14	–	–	236	–	–	236
Balance at March 31, 2019		18,987,414	$408,279	$20,945	$(397,633)	$(2,861)	$28,730

						Accumulated
						other
		Common shares		Contributed		comprehensive	Total
	Note	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2017		15,436,879	$387,746	$19,885	$(381,647)	$(1,811)	$24,173
Net loss		–	–	–	(1,954)	–	(1,954)
Other comprehensive income		–	–	–	–	329	329
Total comprehensive income (loss)		–	–	–	(1,954)	329	(1,625)
Stock-based compensation expense	14	–	–	222	–	–	222
Balance at March 31, 2018		15,436,879	$387,746	$20,107	$(383,601)	$(1,482)	$22,770

(1)	Accumulated other comprehensive loss represents currency translation adjustments of $2,618 as of March 31, 2019, (March 31, 2018 – ($1,168)), and loss on remeasurement of actuarial liability of $243 as of March 31, 2019 (March 31, 2018 – $314).

The accompanying notes form an integral part of these consolidated financial statements.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

		Three months ended March 31,
	Note	2019	2018
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period		$(2,647)	$(1,954)
Decrease (increase) in restricted cash		323	(13)
Items not affecting cash:
Loss on disposal of property, plant and equipment		2	3
Amortization and depreciation		380	177
Loss (gain) from change in fair value of warrants		126	(286)
Unrealized foreign exchange loss (gain)		31	(24)
Losses (gains) from joint ventures		(5)	69
Accreted interest and fair value adjustment		360	444
Stock-based compensation	14	236	222
Stock-based compensation – DSUs	14	462	(326)
Net change in non-cash operating assets and liabilities	20	(4,180)	557
Cash used in operating activities		(4,912)	(1,131)
Investing activities
Purchase of property, plant and equipment		(184)	(234)
Repayment of government funding	15	(974)	–
Purchase of intangible assets		(8)	–
Cash used in investing activities		(1,166)	(234)
Financing activities
Proceeds from common shares issued and stock options exercised, net of issuance costs	13, 14	20,360	–
Principal repayments of long-term debt		–	(250)
Interest payments		(44)	(296)
Lease payments	4	(180)	–
Repayment of operating borrowings		–	(1,193)
Cash provided by (used in) financing activities		20,136	(1,739)
Increase (decrease) in cash and cash equivalents during the period		14,058	(3,104)
Cash and cash equivalents – Beginning of period		7,561	21,511
Effect of exchange rate fluctuations on cash and cash equivalents held		(88)	75
Cash and cash equivalents – End of period		$21,531	$18,482

The accompanying notes form an integral part of these consolidated financial statements.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 – Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products using water electrolysis technology (based on alkaline and proton exchange membrane (“PEM”) electrolyzers), and fuel cell products which convert hydrogen into electricity using PEM technology. The Company has manufacturing plants in Canada and Belgium, satellite facilities in Germany and the United States, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 – Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2018, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2018 annual consolidated financial statements except that effective January 1, 2019, the Company implemented IFRS 16 Leases (“IFRS 16”). Note 4 explains the impact of the adoption of IFRS 16 on the Company’s financial statements and discloses the new accounting policies that have been applied from January 1, 2019.

On May 13, 2019, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 – Accounting Standards Issued But Not Yet Applied

i.	Amendments to References to the Conceptual Framework in IFRS Standards

On March 29, 2018 the IASB issued a revised version of its Conceptual Framework for Financial Reporting (“the Framework”) that underpins IFRS Standards. The IASB also issued Amendments to References to the Conceptual Framework in IFRS Standards (“the Amendments”) to update references in IFRS Standards to previous versions of the Conceptual Framework.

Some Standards include references to the 1989 and 2010 versions of the Framework. The IASB has published a separate document which contains consequential amendments to affected Standards so that they refer to the new Framework, with the exception of IFRS 3 Business Combinations which continues to refer to both the 1989 and 2010 Frameworks.

Both documents are effective from January 1, 2020 with earlier application permitted. The Company does not intend to adopt the Amendments in its financial statements before the annual period beginning on January 1, 2020. The extent of the impact of the change has not yet been determined.

ii.	Definition of a Business (Amendments to IFRS 3 Business Combinations)

On October 22, 2018 the IASB issued amendments to IFRS 3 Business Combinations, that seek to clarify whether a transaction results in an asset or a business combination. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020 with earlier adoption permitted. The Corporation does not intend to adopt the amendments in its financial statements before the annual reporting period beginning on January 1, 2020. The extent of the impact of adoption of the amendments has not yet been determined.

iii.	Definition of Material (Amendments to IAS 1 and IAS 8)

On October 31, 2018 the IASB refined its definition of material and removed the definition of material omissions or misstatements from IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors). The definition of material has been aligned across IFRS Standards and the Conceptual Framework for Financial Reporting. The amendments provide a definition and explanatory paragraphs in one place. Pursuant to the amendments, information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.

The amendments are effective for annual periods beginning on or after January 1, 2020 with earlier adoption permitted. The Company does not intend to adopt the amendments in its financial statements before the annual reporting period beginning on January 1, 2020. The extent of the impact of adoption of the amendments has not yet been determined.

Note 4 – IFRS 16 Leases

i.	Impact of adoption:

The Company has adopted IFRS 16 from January 1, 2019 using the modified retrospective method as permitted under the transitional provisions in the standard. The reclassifications and adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on January 1, 2019.

a)	Adjustments recognized on adoption of IFRS 16

On adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7%. The remeasurements to the lease liabilities were recognized as adjustments to the related right-of-use assets immediately after the date of initial application.

The following table shows the reconciliation of operating lease commitments disclosed as at December 31, 2018 to the lease liabilities recognized as at January 1, 2019 on adoption of IFRS16:

Operating lease commitments disclosed as at December, 31 2018	$3,934

Add finance lease liabilities recognized as at December 31, 2018	33
Add extensions options recognized at January 1, 2019	729
Less short-term leases recognized on a straight-line basis as expense	(137)
Less low-value leases recognized on a straight-line basis as expense	(4)
Total before discount	4,555
Discounted using the Company's incremental borrowing rate at the date of initial application	(851)
Lease liabilities recognized as at January 1, 2019	$3,704

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	March 31,	January 1,
	2019	2019
Current lease liabilities (note 9)	$801	$887
Non-current lease liabilities	2,730	2,817
Total lease liabilities (note 12)	$3,531	$3,704

The right-of-use assets were measured at the amount equal to the lease liability adjusted by the amount of previously recognized prepaid lease payments of $40 relating to these leases. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application. The recognized right-of-use assets relate to the following types of assets:

	March 31,	January 1,
	2019	2019
Properties	$2,835	$2,964
Equipment	122	129
Automobiles	587	651
Total right-of-use assets	$3,544	$3,744

There were no additions to right-of-use assets or lease liabilities during three months ended March  31, 2019.

The following table shows the impact of IFRS 16 adoption in the condensed interim consolidated statements of operations and comprehensive loss:

Three months ended March31,	2019
Depreciation expense for right-of-use assets:
Properties	$150
Equipment	7
Automobiles	52
Total depreciation expense for right-of-use assets	209
Interest expense on lease liabilities	44
Expense relating to variable lease payments not included in the measurement of lease liabilities	38
Expense relating to short-term leases not included in the measurement of lease liabilities	40
Expense relating to low-value leases not included in the measurement of lease liabilities	1
Total expense	$332

During the three months ended March 31, 2019, the Company paid $180 as principal repayments of lease liabilities and $44 as interest expense on lease liabilities. The Company has future minimum lease payments under leases as follows:

For the periods ended:	2019
From April 1, 2019 to March 31, 2020	$900
From April 1, 2020 to March 31, 2021	828
From April 1, 2021 to March 31, 2022	612
From April 1, 2022 to March 31, 2023	385
From April 1, 2023 to March 31, 2024	260
Thereafter	525
Total (excluding extension options)	$3,510

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

b)	Practical expedients

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	Contracts that were previously identified as leases applying IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a lease (“IFRIC 4”), before the date of transition have not been reassessed and contracts that were not previously identified as containing a lease applying IAS 17 and IFRIC 4 were not assessed whether they contain a lease under IFRS 16,
•	The use of a single discount rate for a portfolio of leases with reasonably similar characteristics,
•	Reliance on previous assessments on whether leases are onerous under IAS 37 Provisions, Contingent Liabilities and Contingent Assets,
•	The accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases,
•	Elected not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.
•	The exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	The use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

ii.	Accounting Policy

The Company leases various properties, equipment and automobiles. Lease contracts are typically made for fixed periods of three to ten years but may have extension options as described in (a) below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes. Until the 2019 financial year, leases of property, equipment and automobiles were classified as operating leases. Payments made under operating leases were charged to the condensed interim consolidated statements of operations and comprehensive loss on a straight-line basis over the period of the lease.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the condensed interim consolidated statements of operations and comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,
•	amounts expected to be payable by the lessee under residual value guarantees,
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the Company’s incremental borrowing rate is used, being the rate that the Company would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,
•	any lease payments made at or before the commencement date less any lease incentives received,
•	any initial direct costs, and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in the condensed interim consolidated statements of operations and comprehensive loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets comprise IT-equipment and small items of furniture and equipment with less $5 of future cash obligations on lease by lease basis.

a)	Extension and termination options

Extension and termination options are included in a number of property and equipment leases across the Company. These terms are used to maximize operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Company and not by the respective lessor.

b)	Critical judgements in determining the lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the Company.

In determining the carrying amount of right-of-use assets and lease liabilities, the Company is required to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets if the interest rate implicit in the lease is not readily determined. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company's creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates in. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.

Note 5 – Trade and Other Receivables

	March 31,	December 31,
	2019	2018
Trade accounts receivable	$3,446	$3,313
Less: provision for impairment (note 23)	(45)	(30)
Net trade accounts receivable	3,401	3,283
Other receivables	3,019	3,445
Total trade and other receivables	$6,420	$6,728

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 6 – Contract Assets and Liabilities

The Company has recognized the following assets and liabilities related to contracts with customers:

	March 31,	December 31,
	2019	2018	$ change
Contract assets	$7,311	$6,223	$1,088
Less current portion	(4,657)	(4,534)	(123)
Non-current portion	2,654	1,689	965

Contract liabilities	16,134	16,001	133
Less current portion	(15,175)	(14,581)	(594)
Non-current portion	959	1,420	(461)

(i)	Significant changes in contract assets and liabilities

Contract assets at March 31, 2019 includes $3,978 (December 31, 2018 – $4,048) relating to receivables which are to be billed according to progress based and specified payment schedules, typical with long-term contracts. The remainder relates to the final instalment of contract price on the sale of equipment for installation and commissioning, which is not invoiced to the customer until this work is complete. The change in the contract assets balance during the period reflects the change in the timeframe for a right to consideration to become unconditional (i.e. for the contract asset to be reclassified as a receivable).

Contract liabilities represent deposits and payments received in advance from customers for license fees, product development contracts and equipment sales. The change in the contract liabilities balance during the period reflects changes in the timeframe for performance obligations to be satisfied and the timing of receipt of deposits.

(ii)	Revenue recognized in relation to contract liabilities

Revenue recognized in the current period, included in opening contract liabilities, amounted to $4,354 (2018 - $4,649). Of this amount, $2,857 (2018 - $nil) related to performance obligations that were satisfied in the prior year but which did not meet all of the criteria for revenue recognition until the current reporting period.

(iii)	Unsatisfied performance obligations

The following table shows unsatisfied performance obligations:

	March 31, 2019	December 31, 2018
OnSite Generation	$40,000	$20,600
Power Systems	110,000	112,100
Total	$150,000	$132,700

The Company expects $57,600 of the balance to be recognized as revenues in the next 12 months period and $92,400 is to be recognized beyond 12 months.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 7 – Prepaid Expenses

Prepaid expenses are as follows:

	March 31,	December 31,
	2019	2018
Prepaid expenses	$1,575	$1,593
Costs incurred to obtain contracts with customers	407	367
Total prepaid expenses	$1,982	$1,960

The costs incurred to obtain contracts with customers relate to sales agent commissions, which are deferred until the related contract revenues with customers are recognized. The amount amortized to the consolidated statement of operations for the three months ended March 31, 2019 was $12 (2018 - $10).

Note 8 – Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution (Enbridge) to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2.5 megawatts (“MW”) Power-to-Gas energy storage facility. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements” using the hypothetical liquidation at book value (HLBV) method due to preferential dividends and return rights of the other partner.

The energy storage facility project was commissioned and accepted by the Independent Energy Service Operator (“IESO”) in 2018. The facility began in-service operations under an IESO Regulation Services contract effective May 2018. The following table shows change in Hydrogenics investment in the joint venture:

	March 31,	March 31,
	2019	2018
Balance January 1,	$1,644	$1,176
Gain from investment in joint venture using HLBV method	5	–
Amortization of deferred loss on sale of assets to the joint venture	(2)	(3)
Foreign currency translation (loss) gain	31	(28)
Investment in Enbridge joint venture	$1,678	$1,145

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd. (“Kolon Energy”), whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounted for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

In June 2018, Kolon Energy and the Company commenced discussions with respect to dissolving the joint arrangement. The carrying value of the assets of Kolon Hydrogenics have been reduced to their estimated net recoverable amount based upon an assessment of fair values less costs of disposal. The Company sold its 49% interest in the joint venture to Kolon Energy for a nominal value of $1 and terminated the agreement effective May 2, 2019. The Company has no further obligations regarding this joint venture.

	2019	2018
Balance January 1,	$–	$1,621
Share in loss of the joint venture	–	(69)
Foreign currency translation gain	–	9
Investment in Kolon Hydrogenics joint venture at March 31,	$–	$1,561

Note 9 – Financial Liabilities

Financial liabilities are as follows:

	March 31,	December 31,
	2019	2018
Current portion of long-term debt – Export Development Canada (note 12)	$2,713	$1,983
Current portion of long-term debt – Province of Ontario (note 12)	667	628
Warrants	137	11
Deferred share unit liability (note 14)	1,123	730
Current portion of lease liabilities (note 4)	801	7
Total financial liabilities	$5,441	$3,359

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 10 – Provisions

Changes in the Company’s aggregate provisions are as follows:

	Warranty	Startup and commissioning	Total
At January 1,	$2,327	$524	$2,851
Additional provisions	332	39	371
Utilized during the period	(496)	(116)	(612)
Unused amounts reversed	(10)	(22)	(32)
Foreign currency translation	(27)	(10)	(37)
Total provision at March 31, 2019	2,126	415	2,541
Less current portion	(1,480)	(284)	(1,764)
Long-term provision at March 31, 2019	$646	$131	$777

	Warranty	Startup and commissioning	Total
At January 1,	$2,095	$625	$2,720
Additional provisions	111	120	231
Utilized during the period	(154)	(90)	(244)
Unused amounts reversed	(553)	(1)	(554)
Foreign currency translation	40	23	63
Total provision at March 31, 2018	1,539	677	2,216
Less current portion	(655)	(130)	(785)
Long-term provision at March 31, 2018	$884	$547	$1,431

Note 11 – Lines of Credit and Bank Guarantees

At March 31, 2019, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000 (the “Credit Facility”), which renews annually in April upon review. Under the Credit Facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Of the €7,000 facility, €2,691 or approximately $3,021 was drawn as standby letters of credit and bank guarantees and €Nil was drawn as an operating line. At March 31, 2019, the Company had availability of €4,309 or approximately $4,838 (December 31, 2018 – $5,527) under the Credit Facility of which €2,309, or approximately $2,593 can be used as letters of credit and bank guarantees and €2,000, or approximately $2,245 can be used as an operating line.

At March 31, 2019, the Company also had a Canadian credit facility of $2,245 with no expiration date for use only as letters of credit and bank guarantees. At March 31, 2019, $75 was drawn as standby letters of credit. At March 31, 2019, the Company had $2,170 (December 31, 2018 – $1,800) available under this facility.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 12 – Other Non-current Liabilities

Other non-current liabilities are as follows:

	March 31,	December 31,
	2019	2018
Long-term debt – Export Development Canada (i)	$6,192	$5,958
Long-term debt – Province of Ontario (ii)	2,214	2,091
Non-current post-retirement benefit liabilities (iii)	242	247
Lease liabilities (note 4)	3,531	33
Total	12,179	8,329
Less current portion of long-term debt – Export Development Canada (note 9)	(2,713)	(1,983)
Less current portion of long-term debt – Province of Ontario (note 9)	(667)	(628)
Less current portion of lease liabilities (note 4)	(801)	(7)
Total other non-current liabilities	$7,998	$5,711

(i)	Long-term debt – Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments, currently calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 5% to 7% if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal was subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time.

The change in carrying value of this liability was as follows:

	2019	2018
At January 1,	$5,958	$8,344
Principal repayments during the period	–	(250)
Interest payments during the period	–	(296)
Interest accretion during the period	234	305
Revaluation of variable rate long-term debt	–	30
At March 31,	$6,192	$8,133

(ii)	Long-term debt – Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and requires repayment at a rate of 20% per year of the outstanding balance due annually each November.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at March 31, 2019.

The change in carrying value of this liability was as follows:

	2019	2018
At January 1,	$2,091	$2,896
Interest accretion during the period	81	109
Foreign currency translation	42	(81)
At March 31,	$2,214	$2,924

(iii)	Post-retirement benefit liabilities

The liability at March 31, 2019 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contribution plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return and as a consequence the plan is required to be accounted for as a defined benefit plan.

There were no actuarial remeasurements during the three months ended March 31, 2019.

Note 13 – Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2019		2018
	Number	Amount	Number	Amount
Balance at January 1,	15,447,483	$387,911	15,436,879	$387,746
Issuance of common shares	3,537,931	20,348	–	–
Issuance of common shares on exercise of stock options (note 14)	2,000	20	–	–
At March 31,	18,987,414	$408,279	15,436,879	$387,746

On December 21, 2018, the Company and The Hydrogen Company (“H2C”) entered into a subscription agreement to issue 3,537,931 common shares of Hydrogenics to H2C on a private placement basis, for gross proceeds to Hydrogenics of $20,520 or $5.80 per common share. The subscription price represented approximately a 20% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending December 20, 2018.

The transaction closed on January 24, 2019 and the Company received net proceeds of $20,348 after fees and expenses of $172. Subsequent to closing of the private placement, H2C’s interest in Hydrogenics is approximately 18.6% of total issued common shares.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The subscription agreement provides, among other things, that H2C has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that H2C will be subject to certain restrictions, including lock-up, transfer, standstill and voting restrictions, subject, in each case, to certain ownership threshold requirements or for a period of one year from the date of the subscription agreement.

Note 14 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive compensation. Stock options were previously granted under the Company’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 234,976 stock options were outstanding at March 31, 2019. No further stock options may be issued under this plan.

Effective May 11, 2018, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,308,032 from 1,002,069. This was passed as a resolution by the shareholders of Hydrogenics on May 11, 2018.

Of the 1,308,032 shares available for issuance as stock options, RSUs and PSUs, under the Omnibus Incentive Plan, 610,829 have been granted as stock options and 202,707 have been granted as RSUs and were outstanding as at March 31, 2019. In addition, 12,609 previously issued PSU’s had fully vested as of March 31, 2019. The Company has 481,887 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at March 31, 2019.

Stock options

A summary of the Company’s stock option plan for the three months ended March 31, 2019 and 2018 is as follows:

	2019		2018
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	C$	shares	C$
Balance at January 1,	853,089	$8.37	762,173	$7.99
Granted	–	-	90,836	11.41
Exercised	(2,000)	6.96	–	–
Forfeited	–	-	(180)	13.25
Expired	(5,284)	13.25	(5,025)	14.50
At March 31,	845,805	$8.35	847,804	$8.32

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

During the three months ended March 31, 2019, 2,000 (2018 – $nil) stock options were exercised resulting in cash proceeds of $12 (2018 - $nil), an increase in common shares of $20 (2018 - $nil) with an offset to contributed surplus of $8 (2018 - $nil).

During the three months ended March 31, 2019, $nil (2018 – 90,836) stock options were granted with an average fair value of C$nil per option (2018 – C$8.56). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2019	2018
Risk-free interest rate	n/a	2.12%
Expected volatility	n/a	64.3%
Expected life in years	n/a	7
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the seven years prior to the date of grant, as this is the expected life of the stock options.

Stock-based compensation expense for the three months ended March 31, 2019, related to stock options, was $135 (three months ended March 31, 2018 – $127) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company.

Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2019	2018
Balance at January 1,	–	191,366
Expired	–	(187,163)
Vested – share issuance	–	(4,203)
At March 31,	–	–

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock-based compensation expense for the three months ended March 31, 2019, related to PSUs, was $nil (2018 – $6) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. The 4,203 of the PSUs that vested by March 31, 2018 were issued on April 2, 2018.

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the cliff vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the three months ended March 31, 2019, $nil (three months ended March 31, 2018 – 56,604) RSUs were granted with an average fair value of C$nil per unit (2018 – C$11.41). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2019	2018
Balance at January 1,	202,707	133,184
RSUs issued	–	56,604
At March 31,	202,707	189,788

Stock-based compensation expense for the three months ended March 31, 2019, related to RSUs, was $101 (three months ended March 31, 2018 – $89) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU Plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2019		2018
	Number	Amount	Number	Amount
Balance at January 1,	147,171	$730	125,949	$1,406
DSU redemptions	(10,000)	(84)	–	–
DSU compensation expense	4,471	35	4,694	41
DSU fair value adjustments	–	427	–	(367)
Foreign currency translation	–	15	–	–
At March 31,	141,642	$1,123	130,643	$1,080

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

For the three months ended March 31, 2019, the Company recognized $35 (2018 – $41) as expense for the issue of new DSUs and $427 (2018 – recovery of $367) for the mark-to-market adjustment on the liability.

The DSU liability at March 31, 2019 of $1,123 (March 31, 2018 – $1,080) was included in financial liabilities. DSUs vest immediately on the date of issuance.

Summary of stock-based compensation expense

Three months ended March 31,	2019	2018
Stock-based compensation expense - stock options	$135	$127
Stock-based compensation expense - PSU	–	6
Stock-based compensation expense - RSU (equity-settled)	101	89
Subtotal stock based compensation expense	236	222
DSU - new issuance	35	41
DSU - mark-to-market adjustment	427	(367)
Subtotal stock-based compensation expense - DSU	462	(326)
Total	$698	$(104)

Note 15 – Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third-party program funding received or receivable. Funds received prior to incurring the related program expenses are deferred and amounted to $2,067 at March 31, 2019 (March 31, 2018 - $1,514). For the three months ended March 31, 2019 and 2018, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended March 31,	2019	2018
Research and product development expenses	$2,104	$3,015
Government research and product development funding	(295)	(934)
Total	$1,809	$2,081

In March 2018, the Company entered into a government grant funding agreement for C$5,000. The funding schedule provided for an initial payment of C$2,500, which was paid in May 2018, with subsequent funding pursuant to achieving specified project milestones. In August 2018, the Company received notice that the government funding program was being terminated effective September 28, 2018. In March 2019, the Company repaid C$1,361 of unused funds.

Note 16 – Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended March 31,	2019	2018
Gain (loss) from change in fair value of outstanding warrants	$(126)	$286
Revaluation of variable rate long-term debt – Export Development Canada	–	(30)
Total	$(126)	$256

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 17 – Income Taxes

The components of income tax expense included in the determination of the net loss for the period was as follows:

Three months ended March 31,	2019	2018
Current tax expense
Current period income tax	$–	$–
Withholding tax	–	300
Total	$–	$300

Withholding tax arises from remittances made, on behalf of the Company, by foreign based customers.

Note 18 – Net Loss Per Share

The net loss per share for the periods ended March 31, 2019 and 2018 was as follows:

Three months ended March 31,	2019	2018
Net loss	$(2,647)	$(1,954)

Weighted average number of shares outstanding – basic	18,081,498	15,436,879
Dilutive effect of stock options	–	–
Dilutive effect of warrants	–	–
Weighted average number of shares outstanding – diluted	18,081,498	15,436,879
Net loss per share – basic and diluted	$(0.15)	$(0.13)

No effect has been given to the potential exercise of stock options, RSUs and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 19 – Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three months ended March 31, 2019, Hydrogenics made purchases of $17 (2018 – $118) from this related company. At March 31, 2019, the Company had an accounts payable balance due to this related party of $5 (2018 – $33).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three months ended March 31, 2019, the Company had sales to the joint venture of $34 (2018 – $nil) and at the end of March 31, 2019, the Company had a net receivable of $250 (2018 – $nil) from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 20 – Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended March 31,	2019	2018
Decrease (increase)
Trade and other receivables	$264	$1,735
Contract assets	(1,142)	(707)
Inventories	(3,681)	(3,276)
Prepaid expenses	(72)	102
Increase (decrease)
Trade and other payables, including provisions	98	(374)
Contract liabilities	225	2,476
Deferred funding	128	601
Total	$(4,180)	$557

Note 21 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the IESO to provide a 2.5MW Power-to-Gas storage unit to the Province of Ontario. The target in-service period for the IESO Regulation Services contract was the second quarter of 2018. The contract was assigned to the joint venture 2562961 Ontario Ltd. in 2017. The joint venture will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the initial three-year period commencing with commissioning. The Power-to-Gas storage unit is estimated to have a potential 20-year life.

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a C$4,000 forgivable loan from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2.5MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The unit achieved acceptance by IESO in May 2018. The final commercialization report is expected to be delivered in 2019. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

March 31,
2019

Total cumulative cost of 2.5MW Power-to-Gas unit	$8,792
Funding received from the IDF (C$4,000)	(2,941)
Cumulative costs transferred to the joint venture	(3,402)
Foreign exchange loss on disposal	(117)
Costs recorded as research and product development costs	(2,332)
Costs remaining to be transferred to the joint venture	$-

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 22 – Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2019 and 2018 was as follows:

	OnSite	Power	Corporate
Three months ended March 31, 2019	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$2,273	$2,352	$–	$4,625
Revenue transferred over time	210	3,249	–	3,459
Revenues from external customers	2,483	5,601	–	8,084
Gross profit	18	3,857	–	3,875
Selling, general and administrative expenses	766	1,201	2,140	4,107
Research and product development expenses	544	1,245	20	1,809
Segment loss	(1,292)	1,411	(2,160)	(2,041)
Interest expense, net	–	–	(284)	(284)
Foreign currency losses, net	–	–	(201)	(201)
Gain from joint ventures	–	–	5	5
Other finance losses, net	–	–	(126)	(126)
Loss before income taxes	$(1,292)	$1,411	$(2,766)	(2,647)

At March 31, 2019
Total segment assets	$24,340	$27,769	$19,269	$71,378
Total segment liabilities (current and non-current)	$18,434	$16,702	$7,512	$42,648

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 23

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

	OnSite	Power	Corporate
Three months ended March 31, 2018	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$3,534	$3,752	$–	$7,286
Revenue transferred over time	227	634	–	861
Revenues from external customers	3,761	4,386	–	8,147
Gross profit	1,236	2,002	–	3,238
Selling, general and administrative expenses	751	1,065	1,020	2,836
Research and product development expenses	632	1,439	10	2,081
Segment loss	(147)	(502)	(1,030)	(1,679)
Interest expense, net	–	–	(381)	(381)
Foreign currency gains, net	–	–	219	219
Loss from joint ventures	–	–	(69)	(69)
Other finance gains, net	–	–	256	256
Loss before income taxes	$(147)	$(502)	$(1,005)	$(1,654)

At March 31, 2018
Total segment assets	$25,515	$26,604	$13,732	$65,851
Total segment liabilities (current and non-current)	$11,878	$21,790	$9,413	$43,081

Note 23 – Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables and current portion of contract assets and contract liabilities approximates their fair value given their short-term nature. The carrying value of the non-current restricted cash, contract assets and contract liabilities and other liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the DSUs is classified as Level 1. The fair value of the warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2019 and 2018.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 24

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial instruments are classified into one of the following categories: financial assets at fair value through profit and loss; financial liabilities at fair value through profit or loss; financial assets at amortized cost, financial liabilities at amortized cost, and financial assets at fair value through other comprehensive income. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31,	December 31,
	2019	2018
Cash and cash equivalents	$21,531	$7,561
Restricted cash (current and non-current)	838	1,176
Restricted cash – non-current
Trade and other receivables, including contract assets	13,731	12,951
Financial assets at amortized cost	$36,100	$21,688
Trade and other payables	$8,467	$9,068
Long-term debt and repayable government contribution (current and non-current)	8,406	8,049
Contract liabilities, current and non-current	16,134	16,001
Lease liabilities	3,531	33
Financial liabilities at amortized cost	$36,538	$33,151
DSU liability	1,123	730
Warrants	137	11
Financial liabilities at fair value through profit or loss	$1,260	$741

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At March 31, 2019 the Company had $21,531 (December 31, 2018 – $7,561) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows from its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2019 the Company’s operations may not generate sufficient cash flow to fund our obligations. As such, these obligations will be funded out of existing and forecasted cash resources. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture arrangements, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

Credit risk

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same type of contracts. The Company has therefore determined that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 25

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The loss allowance at March 31, 2019 was determined as follows for both trade receivables and contract assets. The expected credit losses also incorporate forward looking information:

March 31, 2019:	Not yet due	Less than 31 days past due	31-60 days past due	More than 60 days past due	Total
Expected loss rate	0.06%	1.23%	9.14%	5.08%
Gross carrying amount	$9,917	$163	$66	$610	$10,757
Loss allowance	$6	$2	$6	$31	$45

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. During the period the Company made no write-offs of trade receivables, it does not expect to receive future cash flow from and no recoveries from collection of cash flows previously written off.

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. There were no foreign exchange forward contracts in place at March 31, 2019.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; contract assets, trade and other payables, contract liabilities and other long-term liabilities, which are denominated in foreign currencies.

Note 24 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 26

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The Company’s capital is composed of debt and shareholders’ equity as follows:

	March 31,	December 31,
	2019	2018
Total equity	$28,730	$10,961
Long-term debt (EDC and Province of Ontario)	8,406	8,082
Total	37,136	19,043
Less: Cash and cash equivalents and restricted cash	22,369	8,737
Total capital employed	$14,767	$10,306

2019 Q1 Condensed Interim Consolidated Financial Statements	Page 27